                                                                    EXHIBIT (12)

                             CMS ENERGY CORPORATION
                     Ratio of Earnings to Fixed Charges and
                Preferred Securities Dividends and Distributions
                              (Millions of Dollars)



                                                                   Years Ended December 31 -
                                                     2001     2000     1999     1998         1997     1996
                                                    -------------------------------------------------------
                                                       (b)      (c)               (d)
Earnings as defined (a)
Consolidated net income                             $(545)   $  36    $ 277    $ 242        $ 244    $ 224
Discontinued operations                               185       (3)      14       12           (1)      (1)
Income taxes                                          (73)      50       63      100          108      137
Exclude equity basis subsidiaries                      --     (171)     (84)     (92)         (80)     (85)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $38, $48,
  $41, $29, $13, and $5 million for
  the years ended December 31, 2001, 2000,
  1999, 1998, 1997, and 1996, respectively            751      736      594      393          360      313
                                                    -------------------------------------------------------

Earnings as defined                                 $ 318    $ 648    $ 864    $ 655        $ 631    $ 588
                                                    ======================================================


Fixed charges as defined (a)
Interest on long-term debt                          $ 573    $ 591    $ 502    $ 318        $ 273    $ 230
Estimated interest portion of lease rental              6        7        8        8           10
Other interest charges                                 58       38       62       47           49       43
Preferred securities dividends and
  distributions                                       152      147       96       77           67       54
                                                    -------------------------------------------------------

Fixed charges as defined                            $ 789    $ 784    $ 668    $ 450        $ 397    $ 337
                                                    ======================================================


Ratio of earnings to fixed charges and
 preferred securities dividends and distributions    --       --       1.29     1.46         1.59     1.74
                                                    ======================================================


NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2001, fixed charges exceeded earnings by $471 million. Earnings as defined include $704 million of pretax contract losses, asset revaluations and other charges. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been
1.30 excluding these amounts.

(c) For the year ended December 31, 2000, fixed charges exceeded earnings by $136 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.25 excluding this amount.

(d) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.